July 12, 2006

Marcum & Kliegman LLP
10 Melville Park Road
Melville, NY 11747


Ladies and Gentlemen:

Enclosed please find a copy of Item 77K of Form N-SAR which we propose to file with the Securities and Exchange Commission in connection with the cessation of Marcum & Kliegmans role as independent auditor.

Please furnish us with a letter addressed to the Commission stating whether you agree with the statements made therein and, if not, stating the respects in which you do not agree. We will file your letter as an exhibit to the enclosed report.

Thank you for your assistance.



Sincerely,
/s/ Andrew Rogers

Andrew Rogers
President
Northern Lights Fund Trust